January 31, 2024

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Sarmad Makhdoom

Re:	Bancorp 34, Inc.
Post Effective Amendment No. 1 to Registration Statement on Form S-4
Filed on January 5, 2024
CIK No. 0001668340
File No. 333-273901

Dear Sir or Madam:

On behalf of Bancorp 34, Inc. (“Bancorp 34”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 26, 2024 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Post Effective Amendment No. 1 to Registration Statement on Form S-4 filed January 5, 2024

Lending and Interest Rate Risks, page 43

1.	Consistent with your disclosure on page 179, please add a new risk factor or update an existing risk factor to discuss that you experienced a deterioration of a large out of market commercial real estate credit, that management engaged an external party to complete a loan review of your out of market collateral portfolio, that management conducted a review of the largest out of market credits as well as those credit’s property appraisals, and that you plan to limit out of market lending moving forward. Also, discuss the possibility that you may experience material deteriorations with other existing commercial real estate loans.

Response: In response to the Staff’s comment, Bancorp 34 has added the following risk factor on page 45 of the Registration Statement:

“We recently experienced the deterioration of a large out of market commercial real estate credit, and future deterioration in our commercial real estate loan portfolio could adversely affect our results of operations and financial condition.

To diversify the geographic scope of our commercial real estate loan portfolio, a portion of our commercial real estate loan portfolio is secured by real estate outside of our market areas. At September 30, 2023, approximately 10.26% of our commercial real estate loan portfolio was collateralized with out of market real estate. As of September 30, 2023, we experienced a deterioration of a large out of market commercial real estate loan which resulted in this loan becoming nonperforming as of September 30, 2023. Due to this event, management engaged an external third-party to complete a loan review in the 4th quarter of 2023. This loan review included a review of approximately 90% of our out of market collateral loan portfolio. In addition, management conducted a review of the largest out of market credits, which included a review of the real estate appraisals for the out of market collateral real estate securing these credits. While the external third-party and management reviews did not indicate significant deterioration in our out of market collateral loan portfolio, we may experience material deteriorations with other existing real estate loans, including real estate loans in our out of market commercial real estate loan portfolio. In addition, management plans to limit out of market lending in the future.

Future deterioration in our commercial real estate loan portfolio could adversely affect our results of operations and financial condition. Other risks associated with our commercial real estate loan portfolio and nonperforming assets are further discussed in these Risk Factors under the Caption, Lending and Interest Rate Risk.

General

2.	We note the disclosure that you will file a registration statement registering the additional shares for the increase in the exchange ratio. Please advise us on the timing of the other registration statement in relation to the timing of the merger and explain if that share issuance will be an exchange offer.

Response: In response to the Staff’s comment, it was our understanding that additional shares may not be registered with the post-effective amendment. Once the current amendment is approved, it is our intention to file an S-4MEF pursuant to Rule 462(b) registering any additional shares resulting from the change in the exchange ratio (or any other increases that might occur). That S-4MEF would be filed immediately prior to closing of the merger. At that time, any additional fees resulting from the increase in number of shares also would be paid.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (623) 334-6048 or John Willis at (478) 387-0807.

Very truly yours,

/s/ James T. Crotty

James T. Crotty

cc:	Susan Block, U.S. Securities and Exchange Commission
John Stickel, U.S. Securities and Exchange Commission
Brennan Ryan, Nelson Mullins Riley & Scarborough, LLP
John Willis, Nelson Mullins Riley & Scarborough, LLP

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